Exhibit 77(d)

                 Policies with respect to security investments

1. Effective September 2, 2003, the name, investment objective and strategy of the ING JP Morgan Fleming International Enhanced EAFE Portfolio was changed as follows:

Fund Name:                          ING Julius Baer Foreign Portfolio

Investment Objective:               The Fund seeks long-term growth of capital

Investment Strategy:

Under normal conditions, the Portfolio invests in a wide variety of international equity securities issued throughout the world, normally excluding the United States. The Portfolio normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States. The equity securities in which the Portfolio may invest include common stock, convertible securities, rights, warrants, and exchange traded funds..

In selecting investments for the Portfolio, the Sub-Adviser focuses on securities located in at least five different countries, although the Portfolio may at times invest all of its assets in fewer than five countries.

The Sub-Adviser manages the Portfolio as a core international equity product and is not constrained by a particular investment style. It may invest in "growth" or "value" securities. The Sub-Adviser chooses securities in industries and companies it believes are experiencing favorable demand for their products or services. The Sub-Adviser considers companies with above average earnings potential, companies that are dominant within their industry, companies within industries that are undergoing dramatic change and companies that are market leaders in developing industries. Other considerations include expected levels of inflation, government policies or actions, currency relationships and prospects for economic growth in a country or region. The Portfolio invests primarily in securities of larger companies, but the Portfolio may also invest in small and mid-sized companies. For these purposes, larger companies include companies with market capitalizations of $10 billion or greater.

The Portfolio may invest a portion of its assets in securities of issuers located in developing countries, often referred to as emerging markets. It presently does not anticipate investing more than 25% of its total assets in such securities. The Portfolio may also invest in debt securities of U.S. or foreign issuers of any maturity, including (up to 10%) high risk and high yield, non-investment grade instruments commonly known as junk bonds.

The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities they believe are more promising.

The Portfolio may lend portfolio securities on a short-term or long-term basis, up to 33 1/3% of its net assets.

3. Effective September 2, 2003, the investment strategy of the ING Salomon Brothers Investors Portfolio was changed as follows:

Principal Investment Strategy

The Portfolio invests primarily in equity securities of U.S. companies. The Portfolio may also invest in other equity securities. To a lesser degree, the Portfolio invests in income producing securities such as debt securities, and may also invest in securities of foreign issuers.

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The Portfolio Manager emphasizes individual security selection while spreading the Portfolio's investments across industries, which may help to reduce risk. The Portfolio Manager focuses on established large capitalization companies, defined by the Portfolio Manager as companies with over $5 billion in market capitalization, seeking to identify those companies with solid growth potential at reasonable values. The Portfolio Manager employs fundamental analysis to analyze each company in detail, ranking its management, strategy and competitive market position.

The Portfolio Manager looks for companies that are undervalued or expected to grow, and focuses on companies that meet one or more of the following criteria:

     - Companies that are believed to be fundamentally strong, but aren't fully recognized by other investors

     - Companies that are experiencing or are expected to experience internal changes, like changes in corporate culture

     - Companies that are developing new products, expanding into new markets, or taking advantage of changes in technology or of other changes in the industry or regulatory environment

Investment ideas are subjected to extensive, fundamental analysis, focusing on four key criteria:

     -    Operating Characteristics

     -    Quality of management

     -    Financial character

     -    Valuation

Only companies that pass the Portfolio Manager's strict in-depth research and debate are eligible for purchase. The Portfolio Manager's bottom-up approach focuses on creating an information advantage through a thorough understanding of company fundamentals. From time to time, the Portfolio may invest more than 25% of its total assets in securities of companies in one or more market sectors.

The Portfolio may invest a portion of its assets in debts securities, including high-yield debt securities, and in cash equivalents. The Portfolio may borrow up to 5% of its total assets and lend up to 33 1/3% of its total assets.